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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Revenues and Other Income

Operating revenues, net of royalties (note 3)	8 095	10 446	15 224	20 788

Other income (note 4)	49	203	306	338

	8 144	10 649	15 530	21 126

Expenses

Purchases of crude oil and products	3 061	4 676	5 833	8 405

Operating, selling and general	2 036	2 495	4 331	4 951

Transportation	245	223	512	480

Depreciation, depletion, amortization and impairment	1 305	2 690	2 638	3 830

Exploration	173	131	356	257

(Gain) loss on disposal of assets	(104)	4	(102)	4

Financing (income) expenses (note 8)	(30)	(158)	1 108	313

	6 686	10 061	14 676	18 240

Earnings before Income Taxes	1 458	588	854	2 886

Income Taxes (note 9)

Current	408	649	592	1 460

Deferred	321	(272)	(126)	(270)

	729	377	466	1 190

Net Earnings	729	211	388	1 696

Other Comprehensive (Loss) Income

Items reclassified to earnings

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 11)	(85)	—	(85)	—

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(6)	(161)	380	31

Items that will not be reclassified to earnings

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	85	4	55	(56)

Other Comprehensive (Loss) Income	(6)	(157)	350	(25)

Total Comprehensive Income	723	54	738	1 671

Per Common Share (dollars) (note 10)

Net earnings – basic	0.50	0.14	0.26	1.15

Net earnings – diluted	0.50	0.14	0.26	1.15

Cash dividends	0.28	0.23	0.56	0.46

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2015	Dec 31 2014

Assets

Current assets

Cash and cash equivalents	4 892	5 495

Accounts receivable	4 631	4 275

Inventories	3 527	3 466

Income taxes receivable	413	680

Total current assets	13 463	13 916

Property, plant and equipment, net	60 727	59 800

Exploration and evaluation	2 222	2 248

Other assets	1 153	598

Goodwill and other intangible assets	3 080	3 083

Deferred income taxes	13	26

Total assets	80 658	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	933	806

Current portion of long-term debt	31	34

Accounts payable and accrued liabilities	5 503	5 704

Current portion of provisions	773	752

Income taxes payable	1 161	1 058

Total current liabilities	8 401	8 354

Long-term debt	13 162	12 489

Other long-term liabilities	1 595	1 787

Provisions (note 12)	5 302	4 895

Deferred income taxes	10 583	10 543

Shareholders' equity	41 615	41 603

Total liabilities and shareholders' equity	80 658	79 671

See accompanying notes to the interim consolidated financial statements.

44   SUNCOR ENERGY INC. 2015 SECOND QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Operating Activities

Net earnings	729	211	388	1 696

Adjustments for:

Depreciation, depletion, amortization and impairment	1 305	2 690	2 638	3 830

Deferred income taxes	321	(272)	(126)	(270)

Accretion	45	51	97	102

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	(326)	781	31

Change in fair value of derivative contracts	(75)	(69)	73	(58)

(Gain) loss on disposal of assets	(104)	4	(102)	4

Share-based compensation	1	209	(147)	155

Exploration	149	58	198	80

Settlement of decommissioning and restoration liabilities	(69)	(88)	(202)	(198)

Other	34	(62)	32	(86)

Increase in non-cash working capital	(361)	(123)	(960)	(1 270)

Cash flow provided by operating activities	1 794	2 283	2 670	4 016

Investing Activities

Capital and exploration expenditures	(1 575)	(1 763)	(2 901)	(3 253)

Proceeds from disposal of assets	229	14	269	30

Other investments	(4)	(26)	(8)	(35)

Decrease (increase) in non-cash working capital	7	85	(40)	100

Cash flow used in investing activities	(1 343)	(1 690)	(2 680)	(3 158)

Financing Activities

Net change in debt	(6)	(6)	52	(11)

Issuance of common shares under share option plans	15	150	49	203

Purchase of common shares for cancellation (note 7)	—	(271)	—	(655)

Dividends paid on common shares	(405)	(338)	(810)	(676)

Cash flow used in financing activities	(396)	(465)	(709)	(1 139)

Increase (decrease) in Cash and Cash Equivalents	55	128	(719)	(281)

Effect of foreign exchange on cash and cash equivalents	12	(42)	116	11

Cash and cash equivalents at beginning of period	4 825	4 846	5 495	5 202

Cash and Cash Equivalents at End of Period	4 892	4 932	4 892	4 932

Supplementary Cash Flow Information

Interest paid	348	295	424	367

Income taxes paid	210	543	1 002	1 668

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    45

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	1 696	1 696	—

Foreign currency translation adjustment	—	—	31	—	31	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $18	—	—	—	(56)	(56)	—

Total comprehensive income	—	—	31	1 640	1 671	—

Issued under share option plans	264	(21)	—	—	243	6 473

Issued under dividend reinvestment plan	13	—	—	(13)	—	—

Purchase of common shares for cancellation (note 7)	(222)	—	—	(433)	(655)	(16 919)

Change in liability for share purchase commitment	47	—	—	49	96	—

Share-based compensation	—	27	—	—	27	—

Dividends paid on common shares	—	—	—	(676)	(676)	—

At June 30, 2014	19 497	604	146	21 639	41 886	1 467 869

At December 31, 2014	19 311	609	504	21 179	41 603	1 444 119

Net earnings	—	—	—	388	388	—

Foreign currency translation adjustment	—	—	380	—	380	—

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 11)	—	—	(85)	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $21	—	—	—	55	55	—

Total comprehensive income	—	—	295	443	738	—

Issued under share option plans	63	(7)	—	—	56	1 646

Issued under dividend reinvestment plan	19	—	—	(19)	—	—

Share-based compensation	—	28	—	—	28	—

Dividends paid on common shares	—	—	—	(810)	(810)	—

At June 30, 2015	19 393	630	799	20 793	41 615	1 445 765

See accompanying notes to the interim consolidated financial statements.

46   SUNCOR ENERGY INC. 2015 SECOND QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2014.

Comparative figures have been reclassified to conform to the current year financial statement presentation for certain gas purchases consumed in the secondary upgrading process in the Oil Sands segment, which are now classified as Purchases rather than Operating, Selling and General, and shipping-related charges in the Refining and Marketing segment, which are now classified as Transportation rather than Operating, Selling and General.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2014.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2014.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    47

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	2 204	2 861	729	1 183	5 269	6 772	27	23	8 229	10 839

Intersegment revenues	555	1 017	51	60	1	36	(607)	(1 113)	—	—

Less: Royalties	(38)	(252)	(96)	(141)	—	—	—	—	(134)	(393)

Operating revenues, net of royalties	2 721	3 626	684	1 102	5 270	6 808	(580)	(1 090)	8 095	10 446

Other income	(13)	(5)	(4)	178	(26)	4	92	26	49	203

	2 708	3 621	680	1 280	5 244	6 812	(488)	(1 064)	8 144	10 649

Expenses

Purchases of crude oil and products	53	133	1	132	3 574	5 526	(567)	(1 115)	3 061	4 676

Operating, selling and general	1 285	1 488	129	139	519	596	103	272	2 036	2 495

Transportation	141	122	24	22	90	90	(10)	(11)	245	223

Depreciation, depletion, amortization and impairment	760	1934	338	559	169	169	38	28	1 305	2 690

Exploration	4	5	169	126	—	—	—	—	173	131

(Gain) loss on disposal of assets	(1)	5	(6)	—	(101)	(1)	4	—	(104)	4

Financing expenses (income)	39	33	(4)	8	—	4	(65)	(203)	(30)	(158)

	2 281	3 720	651	986	4 251	6 384	(497)	(1 029)	6 686	10 061

Earnings (Loss) before Income Taxes	427	(99)	29	294	993	428	9	(35)	1 458	588

Income Taxes

Current	110	281	90	379	267	121	(59)	(132)	408	649

Deferred	361	(304)	(105)	(48)	63	1	2	79	321	(272)

	471	(23)	(15)	331	330	122	(57)	(53)	729	377

Net Earnings (Loss)	(44)	(76)	44	(37)	663	306	66	18	729	211

Capital and Exploration Expenditures	985	986	396	461	172	246	22	70	1 575	1 763

48   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	3 981	5 561	1 461	2 412	10 009	13 514	51	49	15 502	21 536

Intersegment revenues	1 062	2 207	88	272	23	54	(1 173)	(2 533)	—	—

Less: Royalties	(56)	(444)	(222)	(304)	—	—	—	—	(278)	(748)

Operating revenues, net of royalties	4 987	7 324	1 327	2 380	10 032	13 568	(1 122)	(2 484)	15 224	20 788

Other income	45	4	112	180	(9)	11	158	143	306	338

	5 032	7 328	1 439	2 560	10 023	13 579	(964)	(2 341)	15 530	21 126

Expenses

Purchases of crude oil and products	123	214	2	284	6 870	10 349	(1 162)	(2 442)	5 833	8 405

Operating, selling and general	2 657	2 990	260	292	1 079	1 205	335	464	4 331	4 951

Transportation	293	262	51	48	188	191	(20)	(21)	512	480

Depreciation, depletion, amortization and impairment	1 533	2 603	703	858	332	321	70	48	2 638	3 830

Exploration	109	80	247	177	—	—	—	—	356	257

Loss (gain) on disposal of assets	7	5	(5)	—	(101)	(1)	(3)	—	(102)	4

Financing expenses (income)	78	61	34	17	(7)	6	1 003	229	1 108	313

	4 800	6 215	1 292	1 676	8 361	12 071	223	(1 722)	14 676	18 240

Earnings (Loss) before Income Taxes	232	1 113	147	884	1 662	1 508	(1 187)	(619)	854	2 886

Income Taxes

Current	106	579	191	707	472	406	(177)	(232)	592	1 460

Deferred	316	(289)	(550)	(80)	35	9	73	90	(126)	(270)

	422	290	(359)	627	507	415	(104)	(142)	466	1 190

Net Earnings (Loss)	(190)	823	506	257	1 155	1 093	(1 083)	(477)	388	1 696

Capital and Exploration Expenditures	1 778	1 897	752	905	256	351	115	100	2 901	3 253

SUNCOR ENERGY INC. 2015 SECOND QUARTER    49

 4. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Energy trading activities

Change in fair value of contracts	(7)	(6)	—	106

(Losses) gains on inventory valuation	(11)	6	64	11

Risk management activities(1)	38	(8)	46	(14)

Reserves redetermination(2)	—	145	—	145

Investment and interest income	24	35	42	62

Renewable energy grants	9	11	14	17

Risk mitigation and insurance proceeds(3)	—	—	104	—

Change in value of pipeline commitments and other	(4)	20	36	11

	49	203	306	338

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(3)
Includes business interruption proceeds for insurance on Terra Nova assets in the Exploration and Production segment.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an impairment charge of $718 million (net of taxes of $248 million) related to the company's interest in the Joslyn mining project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million). As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test at June 30, 2014 using a fair value less cost of disposal methodology, with a discounted cash flow approach.

The remaining carrying value of the company's share of the Joslyn mining project as at June 30, 2015 was $400 million.

Other

In the second quarter of 2014, the company recorded an impairment charge of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the second quarter of 2014, the company recognized an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million). As a result of shut-in production due to the continued closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test at June 30, 2014 using a fair value less cost of disposal methodology, with a discounted cash flow approach.

The remaining carrying value of the company's net assets in Libya as at June 30, 2015 was approximately $375 million.

50   SUNCOR ENERGY INC. 2015 SECOND QUARTER

 6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Equity-settled plans	8	9	28	27

Cash-settled plans	(2)	227	95	328

	6	236	123	355

7. NORMAL COURSE ISSUER BID

Pursuant to Suncor's normal course issuer bid, Suncor repurchased 6.5 million common shares for total consideration of $271 million during the three months ended June 30, 2014 (during the six months ended June 30, 2014 – 16.9 million common shares for total consideration of $655 million).

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)
Shares repurchased	—	6 465	—	16 919

Amounts charged to

Share capital	—	85	—	222

Retained earnings	—	186	—	433

Share repurchase cost	—	271	—	655

Subsequent to June 30, 2015, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    51

 8. FINANCING (INCOME) EXPENSES

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Interest on debt	214	179	424	362

Capitalized interest	(110)	(113)	(203)	(221)

Interest expense	104	66	221	141

Interest on pension and other post-retirement benefits	11	12	26	26

Accretion	45	51	97	102

Foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	(326)	781	31

Foreign exchange and other	(9)	39	(17)	13

	(30)	(158)	1 108	313

9. INCOME TAXES

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the United Kingdom (U.K.) government decreased the supplementary rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $635 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

52   SUNCOR ENERGY INC. 2015 SECOND QUARTER

 10. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Net earnings	729	211	388	1 696

Dilutive impact of accounting for awards as equity-settled(1)	(4)	—	(3)	—

Net earnings – diluted	725	211	385	1 696

(millions of common shares)

Weighted average number of common shares	1 446	1 468	1 445	1 470

Dilutive securities:

Effect of share options	1	4	2	3

Weighted average number of diluted common shares	1 447	1 472	1 447	1 473

(dollars per common share)

Basic earnings per share	0.50	0.14	0.26	1.15

Diluted earnings per share	0.50	0.14	0.26	1.15

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and six months ended June 30, 2015.

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, Risk Management and Available for Sale derivatives measured at fair value as at June 30, 2015.

($ millions)	Energy Trading	Risk Management	Assets Available for Sale	Total

Fair value outstanding at December 31, 2014	20	110	183	313

Fair value realized in earnings	(27)	(91)	(183)	(301)

Changes in fair value (note 4)	—	46	—	46

Fair value outstanding at June 30, 2015	(7)	65	—	58

Assets Available for Sale related to the company's investment in Pioneer Energy. As a result of the third-party agreement to sell the company's share of certain assets and liabilities of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price. During the second quarter of 2015, Suncor completed the sale, resulting in a realized after-tax gain of $68 million.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at June 30, 2015, the company had executed US$500 million in forward swaps.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    53

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	16	73	—	89

Accounts payable	(19)	(12)	—	(31)

	(3)	61	—	58

During the second quarter of 2015, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

Non-Derivative Financial Instruments

At June 30, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $12.2 billion (December 31, 2014 – $11.5 billion) and the fair value was $14.2 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

12. PROVISIONS

During the six months ended June 30, 2015, there was a net increase in provisions of $428 million, primarily due to a $375 million increase in the decommissioning and restoration provision as a result of a decrease in the credit-adjusted risk-free interest rate.

13. SUBSEQUENT EVENT

On July 7, 2015, Suncor announced that it had reached an agreement with TransAlta Corporation to exchange Suncor's Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities. As part of the agreement, Suncor has entered into a 15-year lease to acquire two gas turbine generators and heat recovery steam generators at Poplar Creek. The transaction is expected to close in the third quarter of 2015.

54   SUNCOR ENERGY INC. 2015 SECOND QUARTER

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EXHIBIT 99.3 Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2015
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING (INCOME) EXPENSES
9. INCOME TAXES
10. EARNINGS PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. PROVISIONS
13. SUBSEQUENT EVENT